UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2023

Commission File Number: 001-39032

PROFOUND MEDICAL CORP.

(Translation of the registrant’s name into English)

2400 Skymark Avenue, Unit 6, Mississauga, Ontario L4W 5K5
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

Exhibits 99.2, 99.3 and 99.4 of this Form 6-K of Profound Medical Corp. (the “Company”) are hereby incorporated by reference into the Registration Statement on Form F-10 (File No. 333-263248) of the Company, as amended or supplemented.

EXHIBIT INDEX

The following documents, each of which is attached as an exhibit hereto, and is incorporated by reference herein:

Exhibit	Title

99.1	Press Release dated September 6, 2023

99.2	Equity Distribution Agreement

99.3	Consent of Mintz LLP dated September 6, 2023

99.4	Consent of Osler, Hoskin & Harcourt LLP dated September 6, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROFOUND MEDICAL CORP.
(Registrant)

Date: September 6, 2023	/s/ Rashed Dewan
Rashed Dewan
Chief Financial Officer